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May 23, 2007

Via Edgar and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Kathleen Krebs, Esq.

Re:	FP Technology, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-140869
Filed May 8, 2007

Dear Ms. Krebs:

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated May 15, 2007 (the “Staff Letter”) with respect to Amendment No. 3 to Registration Statement on Form SB-2 filed by FP Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 8, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Page references in the text of the Company’s responses below correspond to the page numbers of Pre-Effective Amendment No. 4 to the Registration Statement, which is being filed on EDGAR concurrently with this letter.

1.
We note the reduction in the number of shares offered in response to prior comment one in our letter dated March 23, 2007. However, the reduced amount being offered relative to the number of shares held by non-affiliates is still significant (38%). Therefore, we reissue our prior comment one. Please revise the offering so that the terms are consistent with a primary offering or provide us with your analysis as to why the offering should be considered a secondary offering, addressing the relevant bullets set forth in prior comment one.

We have responded to this comment in our letter dated May 21, 2007.

Kathleen Krebs, Esq.
May 23, 2007
Page  Two

2.
We note your analysis that added disclosure in response to prior comments 10, 11, 16-18 and 21 would be immaterial given compliance with Rule 415(a)(1)(i) and the removal from registration all shares underlying the derivative securities issued in the January 24, 2007 exchange offer. Please note that these comments were intended to elicit disclosure highlighting the economic impact of the company's debt refinancing. In this regard, we believe the disclosure requested is material information for investors and therefore reissue those prior comments from our letter dated March 23, 2007.

Prior Comments 10, 11, 16-18 and 21

10.
Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the senior convertible notes and warrant transactions that you have made or may be required to make to the selling shareholders, any affiliate of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (including any dividend, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, disclose the net proceeds to you from the sale of the senior convertible notes and warrants and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of the senior convertible notes and warrants.

In response to this comment, we have added a table on page 21-22 of Amendment No. 4 and a table in the middle of page 22 (under “Management’s Discussion and Analysis—Recent Financings—Master Exchange Agreement”).

Please be advised that since the transaction in which the notes and warrants were issued was an exchange transaction, the Company considered the “payments” to the selling shareholders to be comprised of:

•	1,432,000 shares issued in the exchange (based on market value at the time of issuance);

•	Principal value of the $5,600,000 Senior Secured Convertible Note issued in the exchange (valued at the greater of $5,600,000 or the implied conversion discount of $2,000,000 at the time of issuance);

•	Intrinsic value of the warrants to acquire 1,214,285 shares at the time of issuance; and

•	Actual and potential cash payments.

11.	Disclose in a table:

•	the gross proceeds paid or payable to you in the senior convertible dotes transaction;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 10 above;

•	the resulting net proceeds to you; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior convertible notes, warrants and any other options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 16 and 17.

Further, please disclose - as a percentage - the total amount of all possible payments as disclosed in response to comment 10 and the total possible discount to the market price of the shares underlying the senior convertible notes and warrants as disclosed in response to comment 16 divided by the net proceeds to you from the sale of the senior convertible debentures and warrants.

In response to this comment, we have added a table at the bottom of page 22 of Amendment No. 4 (under “Management’s Discussion and Analysis—Recent Financings—Master Exchange Agreement”).

Because the transaction in which the notes and warrants were issued was an exchange transaction, the Company considered its “gross proceeds” in the exchange to be comprised of:

•
$4,670,000 in net cash (the Company returned $45,000,000 of the $50,000,000 held in a restricted account and the cash balance of $5,000,000 became unrestricted, minus cash expenses of $330,000 related to the Exchange);

•
The implied conversion discount of the cancelled $50,000,000 CAP Notes, which were exchangeable for convertible notes that were convertible at $8.00 per share (an implied conversion discount of $9,375,000);

•	The implied exercise discount of the cancelled CAP Warrants, which were exercisable for 6,250,000 shares of common stock at $8.00 per share (an implied exercise discount of $9,375,000).

Kathleen Krebs, Esq.
May 23, 2007
Page  Three

16.
Please disclose the total possible profit the selling shareholders could realize as a result of the conversion/exercise discount for the securities underlying the senior convertible notes and warrants, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the senior convertible notes and warrants on the date of the respective private placements;

•	the conversion/exercise price per share of the underlying securities on the date of the sale of the senior convertible notes and warrants;

•
the total possible shares underlying the senior convertible notes and warrants (assuming no interest payments and complete conversion/exercise throughout the term of the senior convertible notes and warrants);

•
the combined market price of the total number of shares underlying the senior convertible notes and warrants calculated by using the market price per share on the date of the sale of the senior convertible notes and warrants and the total possible slims underlying the senior convertible notes (assuming all interest payments made in stock) and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number o£ shams underlying the senior convertible notes and warrants calculated by using the conversion/exercise price on the date o£ the sale of the senior convertible notes and warrants and the total possible number of shares the selling shareholders may receive (assuming all interest payments made in stock); and

•
the total possible discount to the market price as of the date of the sale of the senior convertible notes and warrants, calculated by subtracting the total conversion price on the date of the sale of the senior convertible notes and warrants from the combined market price of the total number of shares underlying the senior convertible notes (assuming all interest payments made in stock) and warrants on that date.

To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

In response to this comment, we have added a table at the bottom of page 59 (under “Selling Stockholders”).

Kathleen Krebs, Esq.
May 23, 2007
Page  Four

17.	Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities. that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the Market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Please be advised that to the Company’s knowledge, there are no other outstanding warrants, options, notes, or other Company securities held by the selling shareholders or their affiliates, other than those disclosed in response to Comment 16 above.

Kathleen Krebs, Esq.
May 23, 2007
Page  Five

18.	Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

In response to this comment, we have added a table at the bottom of page 24 (under “Management’s Discussion and Analysis—Recent Financings—CAP Financing”). The CAP Financing is the only prior securities transaction between the Company and the selling shareholders or their affiliates.

21.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any

•
predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the note transactions; and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the private placements.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

A full description of the relationships and arrangements between the Company and the selling stockholders is already presented in the Registration Statement, and all agreements between the parties are already included as exhibits to the Registration Statement.

Please be advised that on May 17, 2007, the Company filed an amendment to the Form 8-K originally filed on January 25, 2007 to include all of the exhibits and schedules to the Master Exchange Agreement, in response to comment 13 in the Staff’s March 23, 2007 comment letter.

*  *  *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement. Upon completion of the Staff’s review, the Company intends to request acceleration of the effectiveness of the Registration Statement immediately following the update of the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to the undersigned at (213) 892-5290 or Jeannette Filippone at (858) 314-5412. My facsimile is (213) 892-5454.

                              Sincerely,

Allen Z. Sussman

cc: William Santo, CEO